July 20, 2010

Ms. Jessica Barberich
Assistance Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Realmark Property Investors Limited Partnership - V

Dear Ms. Barberich:

This letter is in response to your letter dated July 1, 2010 regarding Realmark Property Investors Limited Partnership - V filing of Form 10-K for the year ended December 31, 2008 and December 31, 2009.

As we have previously corresponded, in accordance with ASC 360-10-45-9 (FASB Statement No. 144, Paragraph 30), the recognition of a long-lived asset to be sold shall be classified as held for sale in the period in which certain criteria are met.  We feel that we have met the criteria by, among other things, having the authority to approve the action and committing to a plan to sell the property.  The property, Commercial Park West, is available for immediate sale and we have attempted to find a purchaser in many capacities, both in publications, written and on-line and mass mailings.  The property has also been marketed to local and national brokerage companies.

The property is being marketed for sale at a price that is believed to be reasonable in relation to its current condition and fair value in the market place and well below replacement cost.  Although the asking price has been $4.2 million dollars; as we have previously corresponded we have reviewed any offer, whether written or verbal that has been extended.  This asking price was based on sales of comparable commercial properties in the Raleigh/Durham area. There is no doubt that we had anticipated selling the property long before now, however, the current state of the national commercial property market has been significantly weakened as a result of the overall economy and limits the sale of all properties, not only this property.  We believe the asking price to be fair and reasonable in a stable market.  We believe it would not be in the best interest to reduce the price of the property in writing, and may in fact be in detriment to the property, perhaps even unethical in that should a low offer be received and accepted based on pressure to sell the property,

Ms. Jessica Barberich
July 20, 2010

it would result in a significantly lower distribution to the investors when, we could very well accept a much higher offer should we wait for the market to return.  Further, we have also been advised by our attorneys that if we lower the price at this time in a down market and don’t wait for a return in the market, we could be liable to the investors for accepting the lower offer rather than wait.

With all due respect, we are of the opinion that it is not necessary to restate the financial statements at this time.

Sincerely,

Realmark Property Investors
     Limited Partnership - V

/s/ Joseph M. Jayson
Joseph M. Jayson
Individual General Partner